Exhibit 99.1



2Q 2020 Earnings Summary

August 6, 2020

Legal Disclaimer

This communication contains certain statements that are, or may be deemed to be, "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These statements are subject to risks and uncertainties. These statements may relate to, but are not limited to, information or assumptions about Basic Energy Services, Inc. ("Basic"), its capital and other expenditures, dividends, financing plans, capital structure, cash flows, pending legal or regulatory proceedings and claims, future economic performance, operating income, costs savings and management's plans, strategies, goals and objectives for future operations and goals. These forward-looking statements are based largely upon Basic's managements' current expectations and projections about future events and financial trends affecting the financial condition of Basic's business. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, most of which are beyond Basic's control.

Although Basic believes that the forward-looking statements contained in this presentation are based upon reasonable assumptions, the forward-looking events and circumstances discussed in this presentation may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements. Additional important risk factors that could cause actual results to differ materially from expectations are disclosed in Item 1A of Basic's Form 10-K for the year ended December 31, 2019, subsequent Form 10-Qs and other filings filed with the SEC. While Basic makes these statements and projections in good faith, neither Basic nor its management can guarantee that anticipated future results will be achieved. Basic's forward-looking statements speak only as of the date of this presentation. Unless otherwise required by law, Basic undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Important factors that may affect Basic's expectations, estimates or projections include:
• local and global impacts of the COVID-19 pandemic;
• a sustained decline in or substantial volatility of oil and gas prices, and any related changes in expenditures by its customers;
• the effects of future acquisitions or dispositions on its business;
• changes in customer requirements in markets or industries it serves;
• competition within its industry, its ability to maintain acceptable pricing for its services, and its ability to reduce administrative and capital expenses;
• general economic and market conditions;
• its access to current or future financing arrangements including ability to raise funds in the capital markets or from other financing sources;
• its ability to successfully execute, manage and integrate acquisitions, including the recent acquisition of C&J Well Services, Inc. ("C&J");
• its ability to satisfy its liquidity needs, including ability to generate sufficient liquidity or cash flow or to obtain sufficient financing to fund its operations or otherwise meet its obligations as they come due in the future;
• its ability to replace or add workers at economic rates;
• environmental and other governmental regulations;
• uncertainties about its ability to execute successfully its business and financial plans and strategies;
• negative impacts of the delisting of the Company's common stock from the NYSE; and
• impacts from the divestment of the Company's pressure pumping assets and other asset sales.

Non-GAAP Measures
This presentation contains certain non-GAAP financial measures. A reconciliation of each such measure to the most comparable GAAP measure is presented in the Appendix hereto. We use "EBITDA" and "Adjusted EBITDA" non-GAAP financial measures, for internal reporting and providing guidance on future results. These measures are not measures of financial performance under GAAP. We strongly advise investors to review our financial statements and publicly filed reports in their entirety and not rely on any single financial measure. See the Appendix for a reconciliation of these measures to GAAP.

Table of Contents

- 2Q20 Financial Recap

- Equity Capital Structure Overview

- 2Q20 Operational Highlights

- Operational Update

- Capex and Liquidity

- Business Segment Review

  - Well Servicing

  - Water Logistics

  - Completion & Remedial Services

- Outlook Summary

- Non-GAAP Reconciliation



BASIC ENERGY SERVICES

2Q 2020 Financial Recap

(in millions, except per share data)

	Three Months Ended		
	2Q 2020	**1Q 2020**	**2Q2019**
Revenue			
Well Servicing	$47,318	$58,141	$58,518
Water Logistics	33,254	44,381	51,031
Completion & Remedial	9,065	25,881	38,426
Total Revenues	89,637	128,403	147,975
Gross Profit			
Well Servicing	7,933	7,323	12,356
Water Logistics	7,672	11,262	15,502
Completion & Remedial	(581)	4,699	11,057
Total Gross Profit	15,024	23,284	38,915
Net Loss	(39,725)	(136,429)	(19,315)
Adjusted EBITDA	(4,957)	1,334	13,323

BASIC
ENERGY SERVICES

Equity Capital Structure Overview

Market-implied valuation of Basic including common stock equivalents (CSEs)

Market Cap Build *(as of 8/4/2020; in millions except share price)*	
Common shares	24.9
Common stock equivalents	118.8
Adjusted fully diluted shares outstanding	**143.7**
Share price	$0.19
Market capitalization (common shares)	$4.7
Adjusted market capitalization (common shares and CSEs on a fully converted basis)	$27.4

- 118,805 shares of Series A Preferred Stock issued in conjunction with the acquisition of C&J Well Services

- Each share of Series A Preferred Stock has economic and voting rights equivalent to 1,000 common shares

BASIC ENERGY SERVICES

2Q 2020 Operational Highlights

- Activity levels continued to decline through the quarter due to the impact of COVID-19 and general industry conditions
  - Q2 revenues from continued operations decreased sequentially by $38.8 million to $89.6 million during the quarter ended June 30, 2020

- Q2 Well Servicing segment margins increased 420 basis points sequentially to 16.8% as a result of cost-cutting measures and increased scale from the acquisition of C&J
  - Rig hours decreased 34% sequentially to 91,900, with average utilization in Q2 of 22%
  - Average of 14 of our 24-hour rig packages working, down from an average of 19 in 1Q20

- Q2 Water Logistics segment margins decreased 230 basis points sequentially to 23% due largely to lower water volumes and trucking hours
  - Total water disposal volumes at Agua Libre Midstream were 7.4 million barrels compared to 9.4 million barrels in Q1
  - Pipeline volumes represented 45% of the total disposal volumes

- Revenues in Completion & Remedial Services decreased 65% sequentially in Q2, as completion activity dropped severely

BASIC ENERGY SERVICES

Operational Update

	2Q2020	1Q2020	2Q2019
Well servicing rig hours	91,900	139,100	155,200
Well servicing utilization rate (average)	22%	49%	70%
Number of well servicing rigs (average)	576	396	308
Revenue per rig hour[1]	$490	$397	$353
Fluid services truck hours	301,500	374,300	403,200
Number of fluid service trucks (average)	1,416	908	814
Total Disposal Water Volumes (in thousands)	7,352	9,445	9,952
Pipeline Water Volumes (in thousands)	3,275	3,620	3,174

Notes:

[1] Rig-only revenue, not inclusive of package equipment or manufacturing.

Capex and Liquidity

- Capital expenditures (including capital leases) for 2Q20 totaled $1.9 million
    - Maintenance/sustaining expenditures were $0.7 million

- Currently anticipate 2020 capital expenditures to be approximately $11 million

- Cash and equivalents at June 30 of $11 million
    - Reflects $2.6 million drawn on ABL
    - As of August 5, 2020, there were no amounts drawn on the ABL

Net Debt as of 6/30/2020 (excluding debt discount and deferred debt costs)	
Senior Secured Notes	$300.0
Capital Leases	26.0
Bridge Loan	15.0
ABL Facility (outstanding)	2.6
Derivative Liability[1]	12.8
Cash	(11.0)
Net Debt Total	$345.3

[1] Reflects amount of a make-whole payment under which Basic would reimburse Ascribe Investments III LLC, calculated as the difference between the market value and face value of $34.4 million in bonds tendered in conjunction with Basic's acquisition of C&J from NexTier Oilfield Solutions, Inc. As of June 30, 2020, the value of that make-whole payment was $12.8 million.

Well Servicing

Operational Highlights

- Segment margin increased to 17% in Q2 from 13% in Q1
- Rig hours down 34% with steady utilization at 22%
- Average revenue per rig hour increased to $490, as a result of the inclusion of the C&J well service fleet, where revenue per rig hour trends higher
- Weighted average rig count for Q2 was 576, up from 396 for Q1 2020

Segment Outlook

- We are seeing significant increases in activity, with active rig count in the first week of August up over 70% to 158 rigs working, from the trough in May of 93 rigs working
- Our cost-cutting effort is resulting in significantly improved margins for the Well Servicing business segment
- Recent customer indications are that completion-related and 24-hour work will likely increase over the next several weeks

[1]Rig-only revenue, not inclusive of package equipment or manufacturing.

Segment Operating Stats

	2Q20	1Q20	2Q19
Rig Hours (000s)	91.9	139.1	155.2
Utilization	22%	49%	70%
Revenue/Hour[1]	$490	$397	$353
Segment Margin	17%	13%	22%



BASIC
ENERGY SERVICES

Water Logistics

Operational Highlights

- Water disposal volumes for the quarter were 7.4 million barrels into our Saltwater Disposal Wells (SWDs) at Agua Libre Midstream
- Approximately 45% of SWD volumes were fed by pipeline during the quarter, up from 38% in Q1 2020
- Despite a 25% decrease in revenue sequentially from Q1 to Q2, segment margins remained relatively steady at 23%, compared to 25% in the previous quarter.

Segment Outlook

- Early indications from customer base are resulting in cautious optimism for increased completion activity and associated flowback volumes

Segment Operating Stats

	2Q20	1Q20	2Q19
Trucks (Avg.)	1,416	908	814
Disposal Vol. (mm)	7.4	9.4	10.0
Pipeline Vol. (mm)	3.3	3.6	3.2
Segment Margin	23%	25%	30%



BASIC
ENERGY SERVICES

Completion & Remedial Services

Operational Highlights

- Q2 revenue decreased to $9.1 million from $25.9 million in the prior quarter as customers delayed completion work in response to COVID-19
- Rental and fishing tool revenue represented 75% of segment revenue, supported largely by utilization of 24-hour equipment packages
- We averaged 14 of our 24-hour rig packages during Q2

Segment Outlook

- Client indications suggest increases in completion activity and a climbing number of active 24-hour rig packages
- Rental Tool outlook is improving, with 16 of our 24-hour packages working as of August 5, 2020

Segment Revenue Breakdown

	2Q20	1Q20	2Q19
Rental Tools	75%	56%	49%
Coiled Tubing	16%	35%	42%
Snubbing	4%	2%	3%
Other	5%	7%	6%



BASIC ENERGY SERVICES

Outlook Summary

- As activity levels dropped with unprecedented severity and speed amid the COVID-19 pandemic and general industry conditions, May 2020 marked the lowest activity and revenue for the quarter:

    - June 2020 revenues were up 18% sequentially with expanding margins and positive Adjusted EBITDA

    - Significant increases in activity occurring since May 2020:
        - The active rig count in the first week of August 2020 up nearly 70% to 158 from the trough in May 2020 of 93
        - Basic trucked water volumes were up 22% in June 2020 compared to May 2020
        - Agua Libre Midstream disposal water volumes were up 8% in June 2020 relative to May 2020

    - Expecting sequential monthly increases in revenue through the third quarter across all business segments:
        - The 24-hour rig count is expected to increase with completions activity from Q2 levels

BASIC
ENERGY SERVICES

Appendix



Supplemental Non-GAAP Financial Measures

EBITDA and Adjusted EBITDA

This earnings release presentation contains references to the non-GAAP financial measure of earnings (net income/loss) before interest, taxes, depreciation and amortization, or "EBITDA." This earnings release presentation also contains references to the non-GAAP financial measure of earnings (net income/loss) before interest, taxes, depreciation and amortization, inventory write-downs, impairment expenses, the gain or loss on disposal of assets, non-cash stock compensation, severance costs, professional fees incurred in association with completed or contemplated transactions, tax consulting, bad debt, transition services, and contemplated deal costs or "Adjusted EBITDA." EBITDA and Adjusted EBITDA should not be considered in isolation or as a substitute for operating income, net income or loss, cash flows provided by operating, investing and financing activities, or other income or cash flow statement data prepared in accordance with GAAP. However, the Company believes EBITDA and Adjusted EBITDA are useful supplemental financial measures used by its management and directors and by external users of its financial statements, such as investors, to assess:
• The financial performance of its assets without regard to financing methods, capital structure or historical cost basis;
• The ability of its assets to generate cash sufficient to pay interest on its indebtedness; and
• Its operating performance and return on invested capital as compared to those of other companies in the oilfield services industry.

EBITDA and Adjusted EBITDA each have limitations as an analytical tool and should not be considered an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. EBITDA and Adjusted EBITDA exclude some, but not all, items that affect net income and operating income, and these measures may vary among other companies. Limitations to using EBITDA as an analytical tool include:
• EBITDA does not reflect its current or future requirements for capital expenditures or capital commitments;
• EBITDA does not reflect changes in, or cash requirements necessary, to service interest or principal payments on, its debt;
• EBITDA does not reflect income taxes;
• Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements; and
• Other companies in the industry may calculate EBITDA differently than Basic does, limiting its usefulness as a comparative measure.

In addition to each of the limitations with respect to EBITDA noted above, the limitations to using Adjusted EBITDA as an analytical tool include:
• Adjusted EBITDA does not reflect Basic's gain or loss on disposal of assets;
• Adjusted EBITDA does not reflect Basic's gain or loss on derivative instruments;
• Adjusted EBITDA does not reflect Basic's non-cash stock compensation;
• Adjusted EBITDA does not reflect Basic's inventory write-downs;
• Adjusted EBITDA does not reflect Basic's impairment expenses;
• Adjusted EBITDA does not reflect Basic's professional and legal fees related to one-time costs incurred for completed or contemplated mergers and acquisitions that we did not pursue during the three months ended June 30, 2019; Adjusted EBITDA does not reflect Basic's strategic consulting fees;
• Adjusted EBITDA does not reflect Basic's fees related to one-time costs incurred for transition and consulting services to integrate completed acquisitions;
• Adjusted EBITDA does not reflect the write-off of certain bad debt incurred from certain customers that filed for bankruptcy during the three months ended June 30, 2020; and
• Other companies in the industry may calculate Adjusted EBITDA differently than Basic does, limiting its usefulness as a comparative measure.

BASIC
ENERGY SERVICES

Non-GAAP Reconciliation

(in millions)	Three Months Ended		
	Q2 2020	**Q1 2020**	**Q2 2019**
Net Loss	($39.7)	($136.4)	($19.3)
Adjustments			
Income Tax Provision (Benefit)	(0.3)	(3.8)	—
Interest Expense	12.8	10.6	10.2
Depreciation & Amortization	12.9	14.8	17.3
EBITDA	**($14.4)**	**($114.9)**	**$8.2**
Adjustments:			
(Gain) Loss on Sale of Assets	(0.5)	(0.0)	0.6
(Gain) Loss on Derivative	(0.5)	2.5	—
Non-cash Stock Compensation	0.1	1.3	3.3
Contemplated Deal Dosts	—	—	1.2
Transaction Expense and Advisor Fees	2.5	8.7	—
Inventory Write-Down	0.4	4.8	—
Impairment Expense	—	94.8	—
Strategic Consulting and Realignment	3.3	3.1	—
Bad Debt	1.7	—	—
Transition Services	2.4	—	—
Adjusted EBITDA	**($5.0)**	**$1.3**	**$13.3**

BASIC
ENERGY SERVICES

BASIC
ENERGY SERVICES

THE TRUSTED PRODUCTION SERVICES COMPANY IN THE UNITED STATES

